Exhibit 3.2

Certificate of Amendment of Certificate of Incorporation

INTERNATIONAL ASSETS HOLDING CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of INTERNATIONAL ASSETS HOLDING CORPORATION resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board hereby recommends to the stockholders that the Corporation’s Certificate of Incorporation be amended by adding a new Article 10, said Article shall be and read as follows:

10. A vote of at least seventy-five percent (75%) of the shares of common stock is required to remove or change the Chairman of the Board.

FURTHER RESOLVED, that previously existing Articles 10 and 11 be renumbered and said Articles shall be Article 11 and Article 12 and shall read as follows:

11. (a) No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the willful or negligent payment of unlawful dividends or unlawful stock repurchases or redemptions in violation of Section 174 of the Delaware Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

12. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said INTERNATIONAL ASSETS HOLDING CORPORATION has caused this certificate to be signed by Edward R. Cofrancesco, an Authorized Officer, this 25th day of September 2003.

By:	/s/ EDWARD R. COFRANCESCO
Authorized Officer

Title:	Chief Operating Officer

Name:	Edward R. Cofrancesco
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